ENERGY CORPORATION OF AMERICA
                4643 South Ulster Avenue, Denver, Colorado  80237
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FOR  IMMEDIATE  RELEASE

Contact: Don Supcoe, Senior Vice President and General Counsel of ECA; 304-925-6100.

ENERGY CORPORATION OF AMERICA ANNOUNCES $59.4 MILLION ACQUISITION OF APPALACHIAN ASSETS.

     CHARLESTON, WVA, JANUARY 2, 2001 - Energy Corporation of America announced today that it closed the acquisition of Appalachian gas properties, located primarily in Kentucky and West Virginia, from Penn Virginia Corporation on December 29, 2000. The effective date of the sale was October 1, 2000. The properties were estimated to contain more than 70 billion cubic feet equivalent
(Bcfe) of proved reserves and currently produce, net to the Company; seven million cubic feet per day. ECA paid Penn Virginia $59.4 million, subject to adjustments for production and expenses after October 1, preferential rights exercised by third parties and other customary closing adjustments.

     Energy Corporation of America President and Chief Executive Officer, John Mork, said, "This acquisition demonstrates ECA's continuing commitment to invest in West Virginia. ECA will continue to actively develop its assets in the Appalachian Basin, and to explore for oil and gas in the Basin."

     Energy Corporation of America is an integrated energy company engaged primarily in the exploration, development and production of oil and gas, with assets throughout the USA. It owns and operates over 4500 gas and oil wells in addition to natural gas pipelines. ECA is currently in the midst of a 75 well development drilling program in West Virginia and Pennsylvania and exploring for deeper production in Texas and the Appalachian Basin.